                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                           SUN HEALTHCARE GROUP, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    866933104
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 August 7, 1998
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

-------------------                                        --------------------
CUSIP NO. 866933104               SCHEDULE 13D             Page __ of ___ Pages
-------------------                                        --------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                       TBC has sole voting power with respect to 3,959,284
                       shares held in certain TBC accounts (as hereinafter
                       defined). Additionally, certain of the general partners
                       of TBC may be deemed to have sole power to vote certain
                       shares as more fully set forth herein.
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON           0 shares, except that certain of the general partners of
       WITH            TBC may be deemed to have sole power to vote certain
                       shares as more fully set forth herein.
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                       4,112,589 shares held in accounts of TBC (as hereinafter
                       defined)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,112,589 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                            [X]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.29%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD IA & 00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

-------------------                                        --------------------
CUSIP NO. 866933104               SCHEDULE 13D             Page __ of ___ Pages
-------------------                                        --------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                       232,475 shares, except that the general partners in TBK,
                       solely by reason of their positions as such, may be
                       deemed to have shared power to vote these shares.
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON           232,475 shares, except that the general partners in TBK,
       WITH            solely by reason of their positions as such, may be
                       deemed to have shared power to vote these shares.
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        232,475 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0.47%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

-------------------                                        --------------------
CUSIP NO. 866933104               SCHEDULE 13D             Page __ of ___ Pages
-------------------                                        --------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                       50,740 shares, except that the general partners in
                       Vanderbilt, solely by reason of their positions as such,
                       may be deemed to have shared power to vote these shares.
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0 shares
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON           50,740 shares, except that the general partners in
       WITH            Vanderbilt, solely by reason of their positions as such,
                       may be deemed to have shared power to vote these shares.
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        50,740 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0.10%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

PRELIMINARY NOTE

         The persons filing this Amendment No. 3 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated October 21, 1996 (the "Statement"). The filing of this Amendment No. 3 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 3 relates to the Common Stock, $.01 par value (the "Common Stock"), of Sun Healthcare Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices at 101 Sun Lane, N.E., Albuquerque, New Mexico 87109.

         This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 4,112,589 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $60,050,109.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing Corp. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 of the Statement), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S. Clearing Corp. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 232,475 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $3,070,851.

         It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 of the Statement), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

         As of the date hereof, Vanderbilt beneficially owns directly 50,740 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $665,563.

         It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 of the Statement), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

         Vanderbilt's funds may include funds borrowed pursuant to a Line of Credit Agreement between Vanderbilt and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, Vanderbilt may borrow up to $2,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by Vanderbilt pursuant to the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by Vanderbilt; such borrowings are not secured by any Vanderbilt Shares. No borrowings from Boston Safe Deposit and Trust Company were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 4,112,589 shares of Common Stock, which constitutes approximately 8.29% of the 49,608,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         Also included in the TBC shares are 845 shares of Common Stock held in a TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a member of TBC and a general partner of TBK and Vanderbilt.

         Also included in the TBC shares are 50,600 shares of Common Stock held in certain TBC Accounts, of which John D. Spears, a member of TBC and a general partner of TBK and Vanderbilt, may be deemed to beneficially own directly. Of these 50,600 shares of Common Stock, 47,300 shares are held in a TBC Account for John D. Spears and 3,300 shares are held jointly in a TBC Account for John D. Spears and his wife.

         As of the date hereof, TBK beneficially owns directly 232,475 shares of Common Stock, which constitutes approximately 0.47% of the 49,608,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 50,740 shares of Common Stock, which constitutes approximately 0.10% of the 49,608,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 4,395,804 shares, which constitutes approximately 8.86% of the 49,608,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the Members and General Partners may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK and Vanderbilt, respectively, is 4,395,804 shares, which constitutes approximately 8.86% of the 49,608,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 232,475 shares of Common Stock which constitutes approximately 0.47% of the 49,608,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 4,112,589 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 3,959,284 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 3,959,284 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by TBK or Vanderbilt since July 1, 1998, the date of the persons' last filing on Schedule 13D. Information with respect to all transactions in Common Stock effected by TBC since July 1, 1998, the date of the filing persons' last filing on Schedule 13D and ended as of the date hereof is set forth below:

REPORTING                     NO. OF SHARES      NO. OF SHARES     PRICE
PERSON         DATE           PURCHASED          SOLD              PER SHARE

TBC Accounts   07/01/98        11,590                              $14.7015
               07/07/98         1,980                              $14 15/16
               07/16/98         3,600                              $17 7/8
               07/21/98        55,400                              $16 7/8
               07/22/98       175,000                              $16.7857
               07/24/98        85,000                              $15.7574
               07/27/98       100,000                              $15 9/16
               07/28/98                             340            $14 7/8
               07/28/98        70,000                              $14 3/4
               07/29/98                          15,500            $14.8952
               07/31/98                           4,000            $14 13/16
               08/04/98       108,975                              $13.030600
               08/05/98        50,000                              $12.6715
               08/06/98       120,000                              $11.875
               08/07/98        59,000                              $11.639700



         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) Not applicable.

                                    SIGNATURE


         Each of Tweedy, Browne Company LLC., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                              TWEEDY, BROWNE COMPANY LLC



                                              By
                                                 -------------------------------
                                                 Christopher H. Browne
                                                 Member



                                              TBK PARTNERS, L.P.



                                              By
                                                 -------------------------------
                                                 Christopher H. Browne
                                                 General Partner



                                              VANDERBILT PARTNERS, L.P.



                                              By
                                                 -------------------------------
                                                 Christopher H. Browne
                                                 General Partner






Dated: August 12, 1998